================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
     UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                                     1934

                              THE WMF GROUP, LTD.
                       (Name of Subject Company (issuer))

                 PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                    PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   000929289
                                 (CUSIP Number)

                            RICHARD A. HIBBARD, ESQ.
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              FOUR GATEWAY CENTER
                             NEWARK, NJ 07102-4069
                                 (973) 802-7674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                              STEPHEN J. FRIEDMAN
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                    Page 1
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     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                    Page 2

[Prudential Letterhead]

LETTER FOR PMCC BORROWERS FROM DAVE TWARDOCK OR
REGIONAL MANAGING DIRECTOR.

I am very pleased to tell you that Prudential Mortgage Capital Company has signed a definitive agreement to acquire The WMF Group for $100 million, plus the assumption of $38 million of debt. For those of you who may not know, WMF is a leading originator and servicer of multi-family and commercial mortgage loans based in Vienna, Virginia. We will continue to use the Prudential Mortgage Capital name for our newly-combined organization.

Strength in Numbers, Products, Services

The acquisition of WMF will make Prudential one of the largest commercial mortgage firms in the United States, as well as the largest originator of insured, multi-family mortgage loans through Fannie Mae (FNMA) and the Federal Housing Authority (FHA), the fourth largest commercial mortgage servicer and the third largest insurance company and portfolio lender. It will also give us one of the most comprehensive product lines in the commercial mortgage industry.

Combining our company with WMF makes Prudential Mortgage Capital one of the strongest commercial mortgage providers in the country, by almost any measure. We will have a mortgage servicing portfolio of over $31 billion and annual originations of $ 5.5 billion, based on 1999 year-end figures.

The combined strength of our two companies offers you several advantages. For example, through Prudential you will have:

    o A lender you can trust. Prudential has a 120-year history in real estate finance and a reputation for delivering as promised. As one of our borrowers, you know first hand the commitment we bring to the lending process.

    o Immediate access to a solid line-up of FNMA, FHA and High Yield products, in addition to our existing General Account, Capital Markets and Interim lending programs. Through Prudential, you will find the most comprehensive real estate finance product line in the industry. You may call your Prudential investment professional for more immediate information or to present loan opportunities which may be of mutual interest. In any event, we will be contacting you to further discuss these programs.

    o Even more distribution channels to choose from. This is keeping with Prudential's longstanding philosophy to make our products available to customers however they choose, whether through our trademarked PruEXPRESS network, independent brokers, directly through a Prudential investment professional or on-line.

    o

    o Significantly broadened servicing capabilities through one origination source. WMF's advanced servicing platform will provide Prudential Mortgage Capital with greater capabilities to service all of the loans that we originate, thereby better serving you.

    o An even stronger "customer-focused" lending relationship. The merger with WMF brings together like-minded businesses, both built on a strong base of positive customer relationships. We are committed to Relationships, Reliability and Product--and to putting the customer first.

Future Looks Bright

I hope you agree that this is an exciting time to be associated with Prudential. With the support and trust of borrowers like you, we have built this company into a formidable presence in the commercial mortgage marketplace. Now, purchasing WMF demonstrates Prudential's continuing, long-term commitment to real estate finance.

Nothing says as much to the future potential of our commercial mortgage business as Prudential putting its capital and its commitment behind a venture such as this. Going forward, Prudential Mortgage Capital will have an even more commanding industry position, and even more resources and opportunities to offer to commercial mortgage borrowers.

Ours is an organization on the move: From Tradition to Innovation and now on to Expansion! I'm looking forward to our future, and to continuing to serve our borrower community with new, invigorated resources.

Dave

Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this correspondence, when they become available, because they will contain important information. The tender offer statement will be filed by Prudential Mortgage Capital Company with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by WMF. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Prudential Mortgage Capital Company and WMF with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Prudential Mortgage Capital Company by directing such requests to: Susan Luthy, Prudential Mortgage Capital Company, Four Gateway Center, Newark, NJ 07102-4069, (973)367-4601, susan.luthy@prudential.com. The solicitation/recommendation statement and such other documents may also be obtained for free from WMF by directing such requests to: Jay Harrison, WMF Group, Inc., 1593 Spring Hill Road, Suite 400, Vienna, Virginia 22182,
(703)610-1469, j.harrison@wmfg.com.

This correspondence contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934 ( the "Exchange Act"), including statements regarding the operations of The WMF Group during the interim period between the execution of the Merger Agreement and the consummation of the transactions contemplated thereby. The forward-looking statements are subject to various risks and uncertainties. Although the Company believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not vary materially from its expectations. Those risks and uncertainties include the failure of the certain conditions set forth in the Merger Agreement, adverse industry and economic conditions and adverse changes in interest rates, the secondary mortgage market or in assets securing mortgages. Other risk factors are detailed from time to time in the reports of the Company filed under the Exchange Act.

                             Memorandum
[LOGO] Prudential
                             David A. Twardock
                             Prudential Mortgage Capital Company
                             100 Mulberry Street
                             9 Gateway Center Four
                             Newark, New Jersey  07102
                             Tel. : (973) 367-4600 Fax: (973) 367-8215

To:    All PruEXPRESS Advisors

From:  Dave Twardock

I am very pleased to tell you that we have signed a definitive agreement to acquire The WMF Group for $100 million, plus the assumption of $38 million of debt. For those of you who may not know, WMF is a leading originator and servicer of multi-family and commercial mortgage loans based in Vienna, Virginia. We will continue to use the Prudential Mortgage Capital Company name for our newly-combined organization.

The acquisition of WMF will make Prudential one of the largest commercial mortgage firms in the United States, including the largest originator of insured, multi-family mortgage loans through Fannie Mae (FNMA) and the Federal Housing Authority (FHA), fourth largest commercial mortgage servicer and the third largest insurance company and portfolio lender. We will have a mortgage servicing portfolio of over $31 billion, originations of $5.5 billion, and annual revenue of over $150 million, based on 1999 year-end figures.

Fulfilling Commitments to You and Our Customers
We also believe this transaction now gives Prudential Mortgage Capital the most comprehensive product line in the commercial mortgage industry. In addition, it allows us to fulfill a commitment to you: Adding High Yield and Agency lending (FNMA and FHA) to our already broad portfolio of products.
As a PruEXPRESS Advisor, you are:

o   Optimally positioned to access this broad range of products.

o   Able to do more business for yourselves in the process.

We expect to make as many of these products available to you as quickly as possible.

As always, our business focus is on the same key brand messages we have long promoted together: Relationships, Reliability and Product.

WMF's Mortgage Brokerage Units

Our purchase of WMF includes all of its subsidiary companies and operations, including its commercial mortgage brokerage units. For the most part, the commercial mortgage brokerage units of WMF complement the commercial mortgage lending activities of Prudential. For example, there is little overlap between our PruEXPRESS network and WMF's brokerage business, with direct competition existing only in Michigan, Phoenix and New York City.

However, we believe owning units that have other correspondent lending relationships creates the potential for a conflict of interest. Our intent is to quickly work with the management of these units to determine how to best divest Prudential of this organization in a manner that will avoid the conflict of interest and permit an ongoing strategic alignment with Prudential. Through that process, WMF brokers in some markets will be given the PruEXPRESS medallion, but in no instance will that be automatic.


Future Looks Bright
Purchasing WMF demonstrates Prudential's continuing and long-term commitment to Real Estate finance. Nothing says as much to the future potential of our commercial mortgage business as Prudential putting its capital and its commitment behind a venture such as this. Throughout the coming weeks we will share more information about the WMF acquisition--what it means to Prudential as a company, and to you personally as a PruEXPRESS Advisor. For your information, I have attached the announcement that was released to the press earlier today.

I think you'll agree that this is an exciting time to be associated with Prudential. With your help, we have built Prudential Mortgage Capital into a formidable presence in the commercial mortgage marketplace. I am extremely proud of what we have accomplished together, and very enthusiastic about the growth and opportunity that await us.

I look forward to sharing our future with you.

Dave

Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this correspondence, when they become available, because they will contain important information. The tender offer statement will be filed by Prudential Mortgage Capital Company with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by WMF. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Prudential Mortgage Capital Company and WMF with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Prudential Mortgage Capital Company by directing such requests to: Susan Luthy, Prudential Mortgage Capital Company, Four Gateway Center, Newark, NJ 07102-4069, (973)367-4601, susan.luthy@prudential.com. The solicitation/recommendation statement and such other documents may also be obtained for free from WMF by directing such requests to: Jay Harrison, WMF Group, Inc., 1593 Spring Hill Road, Suite 400, Vienna, Virginia 22182,
(703)610-1469, j.harrison@wmfg.com.

This correspondence contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), including statements regarding the operations of The

WMF Group during the interim period between the execution of the Merger Agreement and the consummation of the transactions contemplated thereby. The forward-looking statements are subject to various risks and uncertainties. Although the Company believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not vary materially from its expectations. Those risks and uncertainties include the failure of the certain conditions set forth in the Merger Agreement, adverse industry and economic conditions and adverse changes in interest rates, the secondary mortgage market or in assets securing mortgages. Other risk factors are detailed from time to time in the reports of the Company filed under the Exchange Act.

 [Prudential Letterhead]

LETTER FOR WHOLESALE BROKERS FROM DAVE TWARDOCK OR
REGIONAL MD.

I am very pleased to tell you that Prudential Mortgage Capital Company has signed a definitive agreement to acquire The WMF Group, a leading originator and servicer of multi-family and commercial mortgage loans based in Vienna, Virginia. We will continue to use the Prudential Mortgage Capital name for our newly-combined organization.

The acquisition of WMF will make Prudential one of the largest commercial mortgage firms in the United States, including the largest originator of insured, multi-family mortgage loans through Fannie Mae (FNMA) and the Federal Housing Authority (FHA), the fourth largest commercial mortgage servicer and the third largest insurance company and portfolio lender. We will have a mortgage servicing portfolio of over $31 billion, originations of $5.5 billion, and annual revenue of over $150 million, based on 1999 year-end figures.

Moving to New Markets
We believe this transaction now gives Prudential the most comprehensive product line in the commercial mortgage industry. WMF shares our long-standing commitment to Relationships, Reliability and Product. We will quickly work to make the broader product line available to our customers however they choose, whether that is directly through us, through our trademarked PruEXPRESS network, through independent brokers, or on-line. You--as an independent wholesale broker--remain an important part of our market reach. We want to:

o Continue to grow and develop a strategic and profitable relationship with you.

o Provide you with quick, convenient access to our broad range of products in a manner that can help you build your business.

o Help you provide value to your clients through strong relationships and access to quality lenders such as Prudential.

Avoiding Conflicts of Interest
Our purchase of WMF includes all of its subsidiary companies and operations, including its commercial mortgage brokerage units. We believe owning units that have other correspondent lending relationships creates the potential for a conflict of interest. Our intent is to quickly work with the management of these units to determine how to best divest Prudential of this organization in a manner that will avoid the conflict of interest and permit an ongoing strategic alignment with Prudential.

We think you'll agree that this is an exciting time to be associated with Prudential Mortgage Capital. Nothing says as much to the future potential of our commercial mortgage business as Prudential putting its capital and its commitment behind our purchase of WMF.

I'm looking forward to having you play a role in our future.

Dave


Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this correspondence, when they become available, because they will contain important information. The tender offer statement will be filed by Prudential Mortgage Capital Company with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by WMF. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Prudential Mortgage Capital Company and WMF with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Prudential Mortgage Capital Company by directing such requests to: Susan Luthy, Prudential Mortgage Capital Company, Four Gateway Center, Newark, NJ 07102-4069, (973)367-4601, susan.luthy@prudential.com. The solicitation/recommendation statement and such other documents may also be obtained for free from WMF by directing such requests to: Jay Harrison, WMF Group, Inc., 1593 Spring Hill Road, Suite 400, Vienna, Virginia 22182,
(703)610-1469, j.harrison@wmfg.com.

This correspondence contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), including statements regarding the operations of The WMF Group during the interim period between the execution of the Merger Agreement and the consummation of the transactions contemplated thereby. The forward-looking statements are subject to various risks and uncertainties. Although the Company believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not vary materially from its expectations. Those risks and uncertainties include the failure of the certain conditions set forth in the Merger Agreement, adverse industry and economic conditions and adverse changes in interest rates, the secondary mortgage market or in assets securing mortgages. Other risk factors are detailed from time to time in the reports of the Company filed under the Exchange Act.